                                                Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-50572

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 15, 2001)

                               12,000,000 Shares

                                  [ARROW LOGO]

                            Arrow Electronics, Inc.

                                  COMMON STOCK
                             ---------------------

WE ARE OFFERING 12,000,000 SHARES OF OUR COMMON STOCK.

                             ---------------------

OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "ARW." ON FEBRUARY 19, 2004, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $24.65 PER SHARE.

                             ---------------------

                              PRICE $23.50 A SHARE

                             ---------------------

                                                             UNDERWRITING
                                                             DISCOUNTS AND    PROCEEDS TO ARROW
                                           PRICE TO PUBLIC    COMMISSIONS    ELECTRONICS, INC.(1)
                                           ---------------   -------------   --------------------
Per Share................................     $23.50           $.8225             $22.6775
Total....................................  $282,000,000      $9,870,000         $272,130,000

---------------

(1) Before deducting estimated expenses of approximately $350,000 payable by us.

We have granted the underwriters the right to purchase up to an additional 1,800,000 shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers on February 25, 2004.

                             ---------------------

MORGAN STANLEY          CREDIT SUISSE FIRST BOSTON          GOLDMAN, SACHS & CO.
                             ---------------------

              BANC OF AMERICA SECURITIES LLC              JPMORGAN

February 19, 2004

     In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with any additional information. If you receive any other information, you should not rely on it. Any statement contained in this prospectus supplement will be deemed to modify and supersede any previous statement contained or incorporated by reference in the accompanying prospectus.

     This prospectus supplement and accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to buy, the shares offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any distribution of shares pursuant to this prospectus supplement and the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in our affairs since the date of this prospectus supplement.

     As used in this prospectus supplement, the terms "Arrow," the "Company," "we," "us" and "our" refer to Arrow Electronics, Inc. and its subsidiaries, unless the context indicates otherwise.

                               TABLE OF CONTENTS

           PROSPECTUS SUPPLEMENT
-------------------------------------------
                                       PAGE
                                       ----
Prospectus Supplement Summary........   S-3
Use of Proceeds......................  S-10
Price Range of Common Stock and
  Dividend Policy....................  S-10
Capitalization.......................  S-11
Selected Historical Financial Data...  S-12
Underwriters.........................  S-14
Validity of the Common Stock.........  S-15
Experts..............................  S-15
Forward-Looking Information..........  S-16
Incorporation of Certain Documents by
  Reference..........................  S-16

                PROSPECTUS
-------------------------------------------
                                       PAGE
                                       ----
About this Prospectus................     2
Where You Can Find More Information..     2
Forward-Looking Statements...........     3
Arrow Electronics, Inc...............     3
Use of Proceeds......................     4
Consolidated Ratios of Earnings to
  Fixed Charges......................     4
Description of Debt Securities.......     5
Description of Capital Stock.........    22
Description of Warrants..............    24
Plan of Distribution.................    25
Validity of Securities...............    26
Experts..............................    26

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this prospectus supplement, the accompanying prospectus and the documents that we have incorporated by reference and may not contain all the information that is important to you. As a result, it does not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, as described under the headings "Incorporation of certain documents by reference" in this prospectus supplement and "Where you can find more information" in the accompanying prospectus. To fully understand this offering, you should read all these documents. Unless otherwise indicated, the information in this prospectus supplement and the accompanying prospectus assumes the underwriters have not exercised their over-allotment option.

                            ARROW ELECTRONICS, INC.

     We are one of the world's largest providers of electronic components and computer products to industrial and commercial customers and a leading provider of services, including materials planning, programming and assembly services, inventory management, a suite of online supply chain tools and design services to the electronics industry. We believe we are one of the electronics distribution industry's leaders in operating systems, employee productivity, value-added programs, and total quality assurance. We are a leading distributor for over 600 suppliers.

     Our global distribution network spans the world's three largest electronics markets--the Americas, Europe, and the Asia/Pacific region. We serve a diversified base of original equipment manufacturers (OEMs), contract manufacturers (CMs), and commercial customers worldwide. OEMs include manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices. Commercial customers are mainly value-added resellers and OEMs of computer systems. We maintain over 200 sales facilities and 18 distribution centers in 41 countries and territories as of December 31, 2003. Through this network, we can offer one of the broadest product offerings in the industry and a wide range of value-added services to help customers reduce their time to market, lower their total cost of ownership, and enhance their overall competitiveness.

     We distribute a broad range of electronic components, computer products, and related equipment. In 2003, about 54% of our consolidated sales were comprised of semiconductor products. Industrial and commercial computer products, including servers, workstations, storage products, microcomputer boards and systems, design systems, desktop computer systems, software, monitors, printers, flat panel displays, system chassis and enclosures, controllers, and communication control equipment, account for about 29% of 2003 sales. The remaining sales are comprised of passive, electromechanical and interconnect products, principally capacitors, resistors, potentiometers, power supplies, relays, switches, and connectors.

     Most suppliers of electronic components and computer products rely on authorized distributors, such as us, to augment their sales and marketing operations. As a stocking, marketing, and financial intermediary, the distributor relieves suppliers of a portion of the costs and personnel associated with stocking and selling their products (including otherwise sizable investments in finished goods inventories, account receivable systems, and distribution networks), while providing geographically dispersed selling, order processing, and delivery capabilities. At the same time, the distributor offers a broad range of customers the convenience of accessing from a single source multiple products from multiple suppliers and rapid or scheduled deliveries, as well as other value-added services such as kitting and memory programming capabilities. The growth of the electronics distribution industry has been fostered by the many suppliers who recognize their authorized distributors as essential extensions of their marketing organizations.

     We serve over 150,000 industrial and commercial customers as of December 31, 2003. Industrial customers range from major OEMs and CMs to small engineering firms, while commercial customers include principally value-added resellers and OEMs. No single customer accounted for more than 2% of our 2003 sales.

     Most of our customers require delivery of the products they have ordered on schedules that are generally not available on direct purchases from suppliers, and frequently their orders are of insufficient size to be placed directly with suppliers.

     The electronic components and other products that we offer are sold by field sales representatives, who regularly call on customers in assigned market areas, and by telephone from our selling locations, by inside sales personnel with access to pricing and stocking data provided by computers which accept and process orders. Each of our North American selling locations, warehouses, and primary distribution centers is electronically linked to our central computer system, which provides fully integrated, online, real-time data with respect to national inventory levels and facilitates control of purchasing, shipping, and billing. Our international operations have similar online, real-time computer systems and they can access our Worldwide Stock Check System, which provides access to our online, real-time inventory system.

     We sell products of over 600 suppliers. We do not regard any one supplier of products to be essential to our operations and believe that many of the products presently sold by us are available from other sources at competitive prices. Most of our purchases are pursuant to authorized distributor agreements which are typically cancelable by either party at any time or on short notice.

     Approximately 61% of our inventory consists of semiconductors. It is the policy of most suppliers to protect authorized distributors, such as us, against the potential write-down of such inventories due to technological change or suppliers' price reductions. Under the terms of the related distributor agreements, and assuming the distributor complies with certain conditions, such suppliers are required to credit the distributor for inventory losses incurred through reductions in suppliers' list prices of the items. In addition, under the terms of many such agreements, the distributor has the right to return to the supplier for credit a defined portion of those inventory items purchased within a designated period of time.

     A supplier who elects to terminate a distributor agreement is generally required to purchase from the distributor the total amount of its products carried in inventory. As of December 31, 2003, this type of repurchase arrangement covered approximately 85% of our inventory. While these industry practices do not wholly protect us from inventory losses, we believe that they currently provide substantial protection from such losses.

     Our business is extremely competitive, particularly with respect to prices, franchises, and, in certain instances, product availability. We compete with several other large multi-national, national, and numerous regional and local distributors. As one of the world's largest electronics distributors, we believe our financial resources and sales are greater than most of our competitors.

     We are a New York corporation with our principal offices located at 50 Marcus Drive, Melville, New York 11747. Our telephone number is (631) 847-2000. We also have a website located at www.arrow.com. We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. The information that appears on our website is not part of this prospectus supplement or the accompanying prospectus.

                              RECENT DEVELOPMENTS

     On February 17, 2004, we reported fourth quarter 2003 net income of $26.0 million ($.26 per share) on sales of $2.48 billion, compared with net income of $7.6 million ($.08 per share) on sales of $1.89 billion in the fourth quarter of 2002. Our results for the fourth quarter of 2003 and 2002 include a number of items outlined below that impact their comparability. Excluding those items, net income for the quarter ended December 31, 2003 would have been $32.6 million ($.33 and $.31 per share on a basic and diluted basis, respectively) and net income for the quarter ended December 31, 2002 would have been $8.9 million ($.09 per share).

     Consolidated operating income, excluding the items impacting comparability, was up 45% sequentially and up 83% over last year's fourth quarter, marking the fifth consecutive sequential increase and the fourth consecutive year-on-year quarterly increase. Operating income, excluding these items, as a percentage of sales increased by 60 basis points sequentially and 90 basis points year-on-year, marking the third consecutive increase for both.

     In the fourth quarter, we generated over $151 million in cash flow from operations and took further steps to strengthen our balance sheet by once again purchasing debt prior to maturity. During the quarter, we paid $14.1 million to repurchase a portion of our zero coupon bonds and repaid $192 million of senior notes maturing in October 2003. Total cash flow from operations generated since December 31, 2000 is $2.6 billion. During the same time, we reduced our net debt from $3.5 billion to $1.4 billion.

     Worldwide components sales of $1.78 billion were up 13% from $1.58 billion in the September quarter and up 35% from $1.32 billion in last year's fourth quarter. Operating income as a percentage of sales was 4.0%, up 10 basis points sequentially and 100 basis points from last year's fourth quarter.

     Sales in our North American Components group were up 9% sequentially and up 43% over last year. Both operating income dollars and operating income as a percentage of sales were at the highest levels in ten quarters. Operating income dollars were up 66% sequentially and were up more than five-fold from last year's fourth quarter. Operating margin more than tripled from last year.

     Our European sales increased by 12% sequentially, with operating income dollars up 9% from the September quarter. Our European business posted a strong sales advance in the midst of what is still a challenged macroeconomic environment. Because of the generally weak macroeconomic environment in Europe we remain cautious with regard to the first quarter of 2004.

     Sales in the Asia/Pacific region increased by 27% sequentially and by 43% from last year.

     Our worldwide computer products sales totaled $705 million, up 37% from the third quarter and up 23% over last year. Operating income as a percentage of sales increased by 170 basis points sequentially and was 20 basis points ahead of last year's record level.

     Sales in our North American Computer Products group were up 42% sequentially, and up 33% from last year. Operating income dollars were at the highest level ever and experienced a year-over-year increase for the tenth consecutive quarter. While we expected strong seasonal performance, these results were well in excess of historical norms.

     Over the past twelve months we have announced a series of initiatives to be more efficiently organized. This has resulted in a $75 million reduction in our cost structure. On February 17, we announced a series of additional steps to make our organizational structure even more efficient, the net result of which we estimate will reduce our cost structure by an additional $15 million annually. Approximately 50% of this annual cost savings begins in the first quarter, with the remaining 50% beginning late in the second quarter of 2004. We will record a related restructuring charge spread over several quarters in 2004 of $2 million to $5 million, before taxes.

     Our results for the fourth quarter of 2003 and 2002 include a number of items outlined below that impact their comparability:

      -- Throughout 2003, we implemented actions to become more effectively organized and to improve our operating efficiencies, with annual savings of $75 million. The estimated restructuring charges associated with these actions total $42.4 million, of which $30.3 million ($20.7 million net of taxes or $.20 per share) was recorded through September 30, 2003 and $7.6 million ($6.4 million net of taxes or $.07 and $.05 per share on a basic and diluted basis, respectively) was recorded in the fourth quarter of 2003. It is anticipated that the remaining $4.5 million will be recorded over the next several quarters.

      -- During the fourth quarter of 2003, we paid $14.1 million to repurchase a portion of our zero coupon bonds resulting in a charge of $.3 million ($.2 million net of taxes). During the fourth quarter of 2002, we repurchased $79.0 million of our 8.2% senior notes due in October 2003. The premium paid, along with the write-off of related deferred issuance costs, resulted in a charge of $2.1 million ($1.3 million net of taxes or $.01 per share).

     Our net income in 2003 was $25.7 million ($.26 and $.25 per share on a basic and diluted basis, respectively) on sales of $8.68 billion, compared with a net loss of $610.5 million ($6.12 per share) on sales of $7.39 billion in 2002.

     Net income for 2003 includes $38 million ($27.1 million net of taxes or $.27 per share) of the aforementioned restructuring charges, an acquisition indemnification charge of $13 million ($.13 per share) related to the acquisition of a French company in 2000, an integration charge of $6.9 million ($4.8 million net of taxes or $.05 per share) related to the acquisition and integration of Pioneer-Standard's IED business, and a charge of $6.6 million ($3.9 million net of taxes or $.04 per share) related to the repurchase of $253.8 million of our debt. Excluding these items, net income would have been $74.6 million ($.75 and $.74 per share on a basic and diluted basis, respectively) for 2003.

     Effective January 1, 2002 we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." As a result of this new rule, we recorded an impairment charge of $603.7 million ($6.05 per share) for 2002, which has been recorded as a cumulative effect of a change in accounting principle. In the second quarter of 2002, we sold the Gates/Arrow commodity computer products business, and in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," accounted for the transaction as a discontinued operation. The net loss of $5.9 million ($.06 per share), including the loss on the sale of Gates/Arrow, was accounted for in a single line item on the statement of operations. Net loss for 2002 also included a charge of $20.9 million ($12.9 million net of taxes or $.13 per share) related to the repurchase of $398.2 million of senior notes, and a $5.4 million ($3.2 million net of taxes or $.03 per share) severance charge associated with the resignation of our chief executive officer. Excluding the aforementioned loss from discontinued operations, severance charge, loss on the prepayment of debt, and the cumulative effect of change in accounting principle, net income for 2002 would have been $15.3 million ($.15 per share).

     The discussion above includes references to operating income, net income, and net income per basic and diluted share, each as adjusted for certain charges and losses that impact the comparability of our results of operations. This financial information has not been prepared in accordance with generally accepted accounting principles (GAAP). These charges and losses arise out of our acquisitions of other companies, our efficiency enhancement initiatives, the severance of a former chief executive officer, the prepayment of debt, the operations of discontinued businesses, and required changes in accounting principles. The following table sets forth reconciliations of operating income, net income, and net income per basic and diluted share, each as adjusted, to operating income, net income (loss), and net income (loss) per basic and diluted share, prepared in accordance with GAAP.

     We believe that such non-GAAP financial information is useful to investors to assist in assessing and understanding our operating performance and underlying trends in our business because management considers the charges and losses referred to above to be outside our core operating results. This non-GAAP financial information is among the primary indicators management uses as a basis for evaluating our financial and operating performance. In addition, our Board of Directors uses this non-GAAP financial information in evaluating management performance and setting management compensation.

                                                    THREE MONTHS
                                                        ENDED              YEAR ENDED
                                                    DECEMBER 31,          DECEMBER 31,
                                                  -----------------   --------------------
                                                   2003      2002       2003       2002
                                                  -------   -------   --------   ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating income................................  $74,231   $44,621   $184,045   $ 167,530
  Restructuring charges.........................    7,623     --        37,965      --
  Acquisition indemnification charge............    --        --        13,002      --
  Integration charge............................    --        --         6,904      --
  Severance charge..............................    --        --         --          5,375
                                                  -------   -------   --------   ---------
Operating income, as adjusted...................  $81,854   $44,621   $241,916   $ 172,905
                                                  =======   =======   ========   =========
Net income (loss)...............................  $26,012   $ 7,594   $ 25,700   $(610,482)
  Restructuring charges.........................    6,412     --        27,144      --
  Acquisition indemnification charge............    --        --        13,002      --
  Integration charge............................    --        --         4,822      --
  Severance charge..............................    --        --         --          3,214
  Loss on prepayment of debt....................      202     1,308      3,930      12,949
  Loss from discontinued operations.............    --        --         --          5,911
  Cumulative effect of change in accounting
     principle..................................    --        --         --        603,709
                                                  -------   -------   --------   ---------
Net income, as adjusted.........................  $32,626   $ 8,902   $ 74,598   $  15,301
                                                  =======   =======   ========   =========
Net income (loss) per basic share...............  $   .26   $   .08   $    .26   $   (6.12)
  Restructuring charges.........................      .07     --           .27      --
  Acquisition indemnification charge............    --        --           .13      --
  Integration charge............................    --        --           .05      --
  Severance charge..............................    --        --         --            .03
  Loss on prepayment of debt....................    --          .01        .04         .13
  Loss from discontinued operations.............    --        --         --            .06
  Cumulative effect of change in accounting
     principle..................................    --        --         --           6.05
                                                  -------   -------   --------   ---------
Net income per basic share, as adjusted.........  $   .33   $   .09   $    .75   $     .15
                                                  =======   =======   ========   =========
Net income (loss) per diluted share.............  $   .26   $   .08   $    .25   $   (6.12)
  Restructuring charges.........................      .05     --           .27      --
  Acquisition indemnification charge............    --        --           .13      --
  Integration charge............................    --        --           .05      --
  Severance charge..............................    --        --         --            .03
  Loss on prepayment of debt....................    --          .01        .04         .13
  Loss from discontinued operations.............    --        --         --            .06
  Cumulative effect of change in accounting
     principle..................................    --        --         --           6.05
                                                  -------   -------   --------   ---------
Net income per diluted share, as adjusted.......  $   .31   $   .09   $    .74   $     .15

                                                    THREE MONTHS
                                                        ENDED              YEAR ENDED
                                                    DECEMBER 31,          DECEMBER 31,
                                                  -----------------   --------------------
                                                   2003      2002       2003       2002
                                                  -------   -------   --------   ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                  =======   =======   ========   =========
Average number of shares outstanding:
  Basic.........................................  100,329    99,921    100,142      99,786
  Diluted, as adjusted..........................  115,839   100,441    100,917      99,786

     You should not consider the non-GAAP information set forth in the table above to be an alternative to operating income, net income (loss), or net income
(loss) per basic and diluted share prepared in accordance with GAAP. The presentation of this additional non-GAAP financial information is not meant to be considered in isolation or as a substitute for operating income, net income, and net income per share determined in accordance with GAAP. Analysis of results and outlook on a non-GAAP basis should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

                                  THE OFFERING

Common stock offered................     12,000,000 shares

Common stock to be outstanding after
this offering.......................     112,517,000 shares(1)(2)

Over-allotment option...............     We have granted the underwriters an
                                         option to purchase an additional
                                         1,800,000 shares of our common stock,
                                         exercisable solely to cover over-
                                         allotments, if any, at the public
                                         offering price less the underwriting
                                         discount shown on the cover page of
                                         this prospectus supplement. The
                                         underwriters may exercise the option at
                                         any time, in whole or from time to time
                                         in part, until 30 days from the date of
                                         this prospectus supplement.

Use of Proceeds.....................     We intend to use a portion of the net
                                         proceeds from this offering to redeem
                                         our outstanding 8.70% senior notes due
                                         2005 ($208.5 million outstanding as of
                                         February 19, 2004). Until the
                                         redemption of our 8.70% senior notes,
                                         the net proceeds will be maintained as
                                         cash and short-term investments. We
                                         expect to use the remainder of the net
                                         proceeds for general corporate
                                         purposes, which may include the
                                         redemption or repurchase of other
                                         outstanding indebtedness from time to
                                         time.

New York Stock Exchange Symbol......     "ARW"
------------

(1) Assumes the underwriters' over-allotment option is not exercised. See "Underwriters."
(2) Based on 100,517,000 shares of common stock outstanding as of December 31, 2003. Excludes 7,724,000 shares of common stock issuable pursuant to immediately exercisable stock options.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of our common stock will be approximately $271.8 million (approximately $312.6 million if the underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use a portion of the net proceeds from this offering to redeem our 8.70% senior notes due 2005 ($208.5 million outstanding as of February 19, 2004). Until the redemption of our 8.70% senior notes due 2005, the net proceeds from this sale of our common stock will be maintained as cash and short-term investments. We expect to use the remainder of the net proceeds for general corporate purposes, which may include the redemption or repurchase of other outstanding indebtedness from time to time.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the range of high and low sales prices per share for our common stock for the periods indicated as reported on the New York Stock Exchange composite transactions reporting system, where our stock trades under the symbol "ARW."

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
2004
  First Quarter (through February 19, 2004).................  $27.98   $23.02
2003
  First Quarter.............................................  $16.04   $11.45
  Second Quarter............................................   18.13    14.23
  Third Quarter.............................................   21.49    14.75
  Fourth Quarter............................................   24.36    17.85
2002
  First Quarter.............................................  $32.97   $26.08
  Second Quarter............................................   28.56    18.61
  Third Quarter.............................................   20.85    12.30
  Fourth Quarter............................................   16.78     8.60

     On February 19, 2004, the reported last sale price of our common stock on the New York Stock Exchange was $24.65 per share. As of January 31, 2004, there were approximately 3,000 stockholders of record of our common stock.

     We have not paid cash dividends on our common stock since 1986. While our board of directors considers the payment of dividends on the common stock from time to time, the declaration of future dividends will be dependent upon our earnings, financial condition, and other relevant factors, including debt covenants.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of September 30, 2003, on an actual basis and as adjusted to give effect to (i) repayments and repurchases of our outstanding long-term indebtedness since September 30, 2003 described in the footnotes to the table and (ii) this offering, assuming the over-allotment option is not exercised, and the application of a portion of the net proceeds therefrom to redeem our 8.70% senior notes due 2005, as described under "Use of Proceeds."

     You should read the information in this table together with our consolidated financial statements and the related notes incorporated by reference herein along with the other information in this prospectus supplement.

                                                                     AS OF
                                                               SEPTEMBER 30, 2003
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                  (UNAUDITED)
                                                                 (IN MILLIONS)
Short-term debt:
  Various borrowings, including current maturities of
     long-term debt(a)......................................  $  203     $   11
Long-term debt:
  8.2% senior notes due 2003(a).............................     192      --
  8.70% senior notes due 2005(b)............................     250      --
  7% senior notes due 2007..................................     199        199
  9.15% senior notes due 2010...............................     200        200
  6 7/8% senior notes due 2013..............................     349        349
  6 7/8% senior debentures due 2018.........................     197        197
  Zero coupon convertible debentures due 2021(c)............     610        596
  7 1/2% senior debentures due 2027.........................     197        197
  Interest rate swaps.......................................      11         11
  Other obligations with various interest rates and due
     dates..................................................      13         13
                                                              ------     ------
     Total long-term debt...................................   2,218      1,762
                                                              ------     ------
     Less current maturities of long-term debt(a)...........     192      --
                                                              ------     ------
     Total debt.............................................  $2,229     $1,773
                                                              ======     ======
Shareholders' equity:
  Common stock, par value $1:
  Authorized--160,000,000 shares
  Issued--103,877,000 shares, actual and 115,877,000 shares,
     as adjusted............................................  $  104     $  116
  Capital in excess of par value............................     505        765
  Retained earnings(d)......................................     912        901
  Foreign currency translation adjustment...................     (34)       (34)
                                                              ------     ------
                                                               1,487      1,748
  Less: Treasury stock--3,069,000 shares, at cost...........     (82)       (82)
     Unamortized employee stock awards......................     (10)       (10)
     Other..................................................     (42)       (42)
                                                              ------     ------
     Total shareholders' equity.............................   1,353      1,614
                                                              ------     ------
     Total capitalization...................................  $3,582     $3,387
                                                              ======     ======

------------

(a) "As Adjusted" column reflects the repayment of $192.0 million of our 8.2% senior notes due 2003 in October 2003.
(b) "As Adjusted" column reflects repurchases of $41.5 million in January 2004 and the application of a portion of the net proceeds from the sale of our common stock pursuant to this offering to redeem the remaining balance of $208.5 million.
(c) "As Adjusted" column reflects repurchases of $14.1 million during the fourth quarter of 2003.
(d) "As Adjusted" column reflects a charge of $11.0 million related to the redemption of our 8.70% senior notes due 2005.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table contains our selected historical financial data as of and for each of the years in the five-year period ended December 31, 2002, and for the nine-month periods ended September 30, 2003 and September 30, 2002. We have derived the selected historical financial data as of and for each of the years in the five-year period ended December 31, 2002, from our audited consolidated financial statements. We have derived the selected historical financial data as of September 30, 2003 and for the nine-month periods ended September 30, 2003 and September 30, 2002 from our unaudited consolidated interim financial statements which, in the opinion of management, include all adjustments necessary to fairly present our results for the unaudited interim periods. The results for interim periods, however, are not necessarily indicative of the results that may be expected for a full year.

     You should read the following data together with the other information presented in this prospectus supplement and the accompanying prospectus and our other historical financial information and statements (including related notes) and other information incorporated by reference in this prospectus supplement and the accompanying prospectus. Please also read "Capitalization" included in this prospectus supplement.

                                NINE MONTHS
                                   ENDED
                               SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                           ---------------------   -----------------------------------------------------------
                           2003(A)    2002(B)(D)   2002(B)(D)   2001(C)(E)    2000(C)    1999(C)(F)   1998(C)
                           --------   ----------   ----------   ----------   ---------   ----------   --------
                                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA
  Sales..................  $6,198.5    $5,499.2     $7,390.2     $9,487.3    $12,065.3    $8,325.4    $7,235.6
  Operating income.......     109.8       122.9        167.5        152.7        773.2       326.2       328.2
  Interest expense,
    net..................     101.4       120.4        152.6        210.6        169.9       106.9        81.0
  Income (loss) from
    continuing
    operations...........      (0.3)       (8.5)        (0.9)       (75.6)       351.9       115.4       135.0
  Net income (loss)......      (0.3)     (618.1)      (610.5)       (73.8)       357.9       124.2       145.8
  Basic earnings (loss)
    per share............  $  --       $  (6.20)    $  (6.12)    $  (0.75)   $    3.70    $   1.31    $   1.53
  Diluted earnings (loss)
    per share............     --          (6.20)       (6.12)       (0.75)        3.62        1.29        1.50
  Average shares
    outstanding for basic
    earnings (loss) per
    share................   100,073      99,737       99,786       98,384       96,707      95,123      95,397
  Average shares
    outstanding for
    diluted earnings
    (loss) per share.....   100,073      99,737       99,786       98,384       98,833      96,045      97,113
CONSOLIDATED BALANCE
  SHEET DATA (AT PERIOD
  END)
  Cash and short-term
    investments..........  $  677.9    $  717.8     $  694.1     $  556.9    $    55.5    $   44.9    $  158.3
  Accounts receivable and
    inventory............   2,858.0     2,533.8      2,579.8      2,762.7      5,419.5     2,890.4     2,431.8
  Total assets...........   5,036.4     4,694.5      4,667.6      5,359.0      7,604.5     4,483.3     3,839.9
  Long-term debt.........   2,026.3     2,145.8      1,807.1      2,442.0      3,027.7     1,553.4     1,047.0
  Shareholders' equity...   1,353.7     1,220.0      1,235.2      1,766.5      1,913.7     1,550.5     1,487.3

(a) The acquisition of substantially all of the assets of the Industrial Electronics Division (IED) of Pioneer-Standard Electronics, Inc. in February 2003 is accounted for as a purchase transaction in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations. Accordingly, our consolidated results in 2003 include IED's performance from the date of acquisition.
    Operating income, loss from continuing operations, net loss, and basic and diluted loss per share include integration costs of $6.9 million ($4.8 million net of related taxes) related to the acquisition of IED, restructuring charges of $30.3 million ($20.7 million net of related taxes), and an acquisition indemnification charge of $13.0 million. Loss from continuing operations, net loss, and basic and diluted loss per share also include a loss on the prepayment of debt of $6.2 million ($3.7 million net of related taxes).
(b) Net loss and basic and diluted loss per share include the impact of our adoption of FASB Statement No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. As a result of this new rule, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, we recorded in an impairment charge and a reduction of shareholders' equity of $603.7 million.
(c) The disposition of the Gates/Arrow operations in May 2002 represents a disposal of a component of an entity as defined in FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly the years ended December 31, 1998 through 2001 have been restated to exclude Gates/Arrow.
(d) Operating income, loss from continuing operations, net loss, and basic and diluted loss per share include a severance charge of $5.4 million ($3.2 million net of related taxes). Income (loss) from continuing operations, net loss, and basic and diluted loss per share also include a loss on the prepayment of debt of $20.9 million ($12.9 million net of related taxes) and $18.8 million ($11.6 million net of related taxes) for the year ended December 31, 2002 and nine months ended September 30, 2002, respectively.
(e) Operating income, loss from continuing operations, net loss, and basic and diluted loss per share include restructuring costs and other special charges of $227.6 million (of which $174.6 million is in operating income) or $145.1 million net of related taxes, and an integration charge associated with the acquisition of Wyle Electronics and Wyle Systems of $9.4 million ($5.7 million net of related taxes).
(f) Operating income, income from continuing operations, net income, and basic and diluted earnings per share include a special charge of $24.6 million ($16.5 million net of related taxes) associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc.

                                  UNDERWRITERS

     Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC are acting as joint book-running managers of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
Morgan Stanley & Co. Incorporated...........................   3,120,000
Credit Suisse First Boston LLC..............................   3,120,000
Goldman, Sachs & Co. .......................................   3,120,000
Banc of America Securities LLC..............................   1,320,000
J.P. Morgan Securities Inc. ................................   1,320,000
                                                              ----------
     Total..................................................  12,000,000

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.4935 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the joint book running managers.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,800,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $324,300,000, the total underwriters' discounts and commissions would be $11,350,500 and the total proceeds to us would be $312,949,500.

     The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $350,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

     We and our directors and executive officers have agreed that, without the prior written consent of each of Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC on behalf of the underwriters, we will not during the period ending 90 days, and our directors and executive officers will not during the period ending 60 days, after the date of this prospectus supplement (in each case subject to certain exceptions):

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, the underwriters and their affiliates have provided, and continue to provide, investment banking, lending and other commercial banking services to us.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                          VALIDITY OF THE COMMON STOCK

     The validity of the shares of common stock offered and sold in this offering will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, and for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated financial statements of Arrow Electronics, Inc. appearing in Arrow Electronics, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2002, as amended by our Form 10-K/A filed with the SEC on February 17, 2004, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement includes or incorporates by reference forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons, including, but not limited to:

      --   industry conditions;

      --   changes in product supply, pricing, and customer demand;

      --   competition;

      -- other vagaries in the electronic components and commercial computer products markets;

      --   changes in relationships with key suppliers;

      --   the effects of additional actions taken to lower costs; and

      --   our ability to generate additional cash flow.

     Forward-looking statements are those statements which are not statements of historical fact. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any of the forward-looking statements.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission (SEC) allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus supplement, and certain information that we file later with the SEC will be deemed to automatically update and supersede this incorporated information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering hereunder.

      -- Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Form 10-K/A filed with the SEC on February 17, 2004;

      -- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as amended by our Form 10-Q/A filed with the SEC on February 17, 2004; and

      -- Our Current Reports on Form 8-K filed with the SEC on October 17, 2003 and January 20, 2004 and our Current Report on Form 8-K filed with the SEC on February 17, 2004 under Item 5.

These documents supersede the documents previously incorporated by reference into the accompanying prospectus.

     You may obtain a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, without charge, by request directed to us at the following address and telephone number:

                            Arrow Electronics, Inc.
                                50 Marcus Drive
                            Melville, New York 11747
                                 (631) 847-2000
                              Attention: Secretary

PROSPECTUS

                                 $2,000,000,000
                            ------------------------

                            ARROW ELECTRONICS, INC.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

We may offer and sell the securities from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may offer and sell the following securities:

     - debt securities, in one or more series, consisting of notes, debentures or other evidences of indebtedness;

     - preferred stock;

     - common stock; and

     - warrants.

Our common stock is traded on the New York Stock Exchange under the symbol "ARW." Any common stock sold pursuant to this prospectus or any prospectus supplement will be listed on that exchange, subject to official notice of issuance. The prospectus supplement will state whether any other securities offered thereby will be listed on a securities exchange.

Neither the Securities and Exchange Commission nor any other Regulatory Body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 15, 2001.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the United States Securities and Exchange Commission, or the "SEC." By using a shelf registration statement, we may sell up to $2,000,000,000 in aggregate offering price of any combination of the securities described in this prospectus (or in the other prospectus included in the shelf registration statement) from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading "Where You Can Find More Information." Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Arrow", "we", "our", "us" or similar references mean Arrow Electronics, Inc.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus and the supplement to this prospectus is accurate only as of the dates of their respective covers, regardless of the time of delivery of this prospectus or any supplement to this prospectus or of any sale of our securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the securities or possession or distribution of this prospectus or any supplement to this prospectus in that jurisdiction. Persons who come into possession of this prospectus or any supplement to this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus or any supplement to this prospectus applicable to that jurisdiction.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     You may read and copy any document we file at the SEC's public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     You may obtain a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, without charge, by request directed to us at the following address and telephone number:

                            Arrow Electronics, Inc.
                                  25 Hub Drive
                            Melville, New York 11747
                                 (516) 391-1300
                              Attention: Secretary

     The SEC allows us to "incorporate by reference" in this prospectus reports that we file with them, which means that we can disclose important information to you by referring you to those reports. Accordingly, we are incorporating by reference in this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     (1) Our Annual Report on Form 10-K for the year ended December 31, 1999;

     (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     (3) Our Current Reports on Form 8-K dated September 1, 2000, September 19, 2000, December 22, 2000 and February 13, 2001; and

     (4) The description of our common stock set forth on our registration statement filed with the Securities and Exchange Commission pursuant to
         Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Any information that we file later with the SEC will automatically update and supersede this information.

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all the information that is contained in the registration statement, some of which we are allowed to omit in accordance with the rules and regulations of the SEC. We refer you to the registration statement and to the exhibits filed with the registration statement for further information with respect to Arrow. Copies of the registration statement and the exhibits to the registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from the statements in this prospectus for a variety of reasons, including, but not limited to: industry conditions, changes in product supply, pricing, and customer demand, competition, other vagaries in the electronic components and commercial computer products markets, and changes in relationships with key suppliers. Forward-looking statements are those statements which are not statements of historical fact. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates," and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any of the forward-looking statements.

                            ARROW ELECTRONICS, INC.

     We are the world's largest distributor of electronic components and computer products to industrial and commercial customers. We believe we are one of the global electronics distribution industry's leaders in state-of-the-art operating systems, employee productivity, value-added programs, and total quality assurance. We are a leading distributor for over 600 suppliers.

     Our distribution network spans the world's three dominant electronics markets: North America, Europe, and the Asia/Pacific region. Through our business units in these vital industrialized regions, we serve a diversified base of original equipment manufacturers and commercial customers worldwide. Original equipment manufacturers, or OEMs, include manufacturers of computer and office products, industrial equipment (including machine tools, factory automation, and robotic equipment), telecommunications products, aircraft and aerospace equipment, and scientific and medical devices. Commercial customers are mainly value-added resellers of computer systems. Through a network of more than 225 sales facilities and 19 distribution centers in 38 countries, we deliver to more than 175,000 OEMs and commercial customers the products, inventory solutions, materials management services, and design and technical support they need when, where and how they need them.

                                USE OF PROCEEDS

     Except as otherwise described in the prospectus supplement relating to an offering of securities, the net proceeds from the sale of securities offered pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our historical ratios of earnings to fixed charges and our consolidated subsidiaries for the periods indicated:

                                    NINE MONTHS
                                       ENDED              YEAR ENDED DECEMBER 31,
                                   SEPTEMBER 30,    ------------------------------------
                                       2000         1999    1998    1997    1996    1995
                                   -------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
  Charges........................       4.6         2.9(a)  4.0     5.0(b)  8.6     7.7

------------
(a) Excluding the special pre-tax charge of $25 million associated with the acquisition and integration of Richey Electronics, Inc. and the electronics distribution group of Bell Industries, Inc., the ratio of earnings to fixed charges would have been 3.1.

(b) Excluding special pre-tax charges totaling $59 million associated with the realignment of our North American components operations and the acquisition and integration of the volume electronic component distribution businesses of Premier Farnell plc, the ratio of earnings to fixed charges would have been 5.7.

                         DESCRIPTION OF DEBT SECURITIES

     We have described below the general terms and provisions of the debt securities to which a prospectus supplement may relate. We will describe the particular terms of the debt securities offered by any prospectus supplement in the prospectus supplement relating to the offered debt securities.

     We may from time to time offer and sell debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness. The debt securities will be either our unsecured senior debt securities or our unsecured subordinated debt securities.

     We will issue senior debt securities under an indenture, called the "senior indenture", between us and The Bank of New York (as successor to Bank of Montreal Trust Company), as trustee, in such capacity, called the "senior trustee". We may also issue subordinated debt securities under a proposed indenture, called the "subordinated indenture", between us and a trustee to be named in any prospectus supplement relating to the subordinated debt securities, called the "subordinated trustee". In this prospectus, we refer to the senior indenture and the subordinated indenture together as the "indentures", to the senior debt securities and the subordinated debt securities together as the "debt securities" and to the senior trustee and the subordinated trustee together as the "trustees". Unless otherwise indicated, section references in this prospectus or in an accompanying prospectus supplement are to the relevant provisions of both the senior indenture and the subordinated indenture. The following summary of important provisions of the debt securities and the indentures does not purport to be complete. This summary is subject to the detailed provisions of the indentures, including the definition of certain terms used in this prospectus and those terms made a part of the indentures by reference to the Trust Indenture Act and the debt securities. Wherever particular sections or defined terms of the indentures are referred to, those sections or defined terms are incorporated by reference in this prospectus as part of the statement made, and the statement is qualified in its entirety by such reference. Numerical references in parentheses below are to sections in the indentures. Capitalized terms that are used and not otherwise defined in this prospectus will have the meanings assigned to them in the indentures.

GENERAL

     The indentures provide for the issuance from time to time of debentures, notes or other evidences of indebtedness by us in an unlimited amount pursuant to a supplemental indenture, a board resolution, or an officer's certificate pursuant to a supplemental indenture or board resolution. (Section 2.3)

     Under each indenture, we may issue debt securities in one or more series with the same or various maturities, at par, at a premium or with an original issue discount. The applicable prospectus supplement relating to a particular series of debt securities will describe the specific terms of the debt securities we may offer, including:

     (a) the designation of the debt securities of a particular series, which will distinguish the debt securities of that series from the debt securities of all other series;

     (b) any limit upon the aggregate principal amount of the debt securities of that series that may be authenticated and delivered under the indentures and any limitation on our ability to increase the aggregate principal amount after the initial issuance of the debt securities of that series;

     (c) the date or dates on which the principal of the debt securities of that series is payable (which date or dates may be fixed or extendible);

     (d) the rate or rates (which may be fixed or variable) per year at which the debt securities of that series will bear interest, if any;

     (e) the date or dates from which interest will accrue, on which interest will be payable and (in the case of registered securities (which is defined as any debt security registered on the security register)) on which a record will be taken for the determination of holders to whom interest is payable and/or the method by which such rate or rates or date or dates will be determined;

     (f)  if other than as provided in the indentures, the place or places where
          (1) the principal of and any interest on debt securities will be payable, (2) any registered securities may be surrendered for exchange, (3) notices, demands to or upon us in respect of the debt securities of that series or the indentures may be served and (4) notice to holders may be published;

     (g) our right, if any, to redeem debt securities of that series, in whole or in part, at our option and the period or periods within which, the price or prices at which and any terms and conditions upon which debt securities of that series may be redeemed pursuant to any sinking fund or otherwise;

     (h) our obligation, if any, to redeem, purchase or repay debt securities of that series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder and the price or prices at which and the period or periods within which and any of the terms and conditions upon which debt securities of that series will be redeemed, purchased or repaid, in whole or in part, pursuant to our redemption obligation;

     (i) if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which debt securities of that series will be issuable;

     (j) if other than the principal amount of the debt securities, the portion of the principal amount of debt securities of that series which will be payable upon acceleration of the maturity of those securities;

     (k) if other than the coin or currency in which the debt securities of that series are denominated, the coin or currency in which payment of the principal of or interest on the debt securities of that series will be payable or if the amount of payments of principal of and/or interest on the debt securities of that series may be determined with reference to an index based on a coin or currency other than that in which the debt securities of that series are denominated, the manner in which those amounts will be determined;

     (l) if other than the currency of the United States of America, the currency or currencies, including composite currencies, in which payment of the principal of and interest on the debt securities of that series will be payable, and the manner in which any currencies will be valued against other currencies in which any other debt securities will be payable;

     (m) whether the debt securities of that series or any portion thereof will be issuable, with or without coupons, as registered securities (and if so, whether those debt securities will be issuable as registered global securities) or unregistered securities (which is defined as any debt security other than a registered security), or any combination of the foregoing, any restrictions applicable to the offer, sale or delivery of unregistered securities or the payment of interest on those securities and, if other than as provided in the indenture, the terms upon which unregistered securities of any series may be exchanged for registered securities of that series and vice versa;

     (n) whether and under what circumstances we will pay additional amounts on debt securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the securities rather than pay any additional amounts;

     (o) if the debt securities of that series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary debt security of that series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of those certificates, documents or conditions;

     (p) any trustees, depositaries, authenticating or paying agents, transfer agents or the registrar or any other agents with respect to the debt securities of that series;

     (q) provisions, if any, for the defeasance of the debt securities of that series, including provisions permitting defeasance of less than all the debt securities of that series, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing) the provisions of the indentures;

     (r) if the debt securities of that series are issuable in whole or in part as one or more registered global securities, the identity of the depositary (if other than The Depository Trust Company, or DTC) for that registered global security or securities (which depositary will, at the time of its designation as depositary and at all times while it serves as depositary, be a clearing agency registered under the Exchange Act and any other applicable statute or regulation);

     (s) any other events of default or covenants with respect to the debt securities of that series in addition to the events of default or covenants set forth in the indentures;

     (t) any other terms of the debt securities of that series, which terms will not be inconsistent with the provisions of the indentures.

     Neither indenture contains any restriction on the payment of dividends or any financial covenants. Neither indenture contains provisions which would afford you protection in the event of a transfer of assets to a subsidiary and incurrence of unsecured debt by such subsidiary, or in the event of a decline in our credit quality resulting from highly leveraged or other similar transactions involving us.

     The debt securities will be unsubordinated obligations of ours and the senior debt securities will rank equal in right of payment with all of our existing and future unsecured and unsubordinated obligations. The indebtedness represented by the subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt, as described below under "Subordination". Claims of holders of the debt securities will be effectively subordinated to the claims of holders of the debt of our subsidiaries with respect to the assets of our subsidiaries. In addition, claims of holders of the debt securities will be effectively subordinated to the claims of holders of our secured debt and the secured debt of our subsidiaries with respect to the collateral securing those claims. Our claims as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of our subsidiaries.

SUBORDINATION

     If we issue subordinated debt securities, our obligations to make any payment of the principal of and premium, if any, and interest on, any subordinated debt securities to be issued will be subordinate and junior in right of payment to the prior payment in full of all of our senior indebtedness, whether outstanding on the date of the subordinated indenture or thereafter incurred. (Article 10 of subordinated indenture)

     We may not pay the principal of or interest or premium on the subordinated debt securities if (i) we fail to make any of such payments on any senior indebtedness (other than trade accounts payable) which has matured by lapse of time, acceleration or otherwise, or (ii) a default occurs on the senior indebtedness (other than trade accounts payable) that allows the holders of the senior indebtedness to accelerate its maturity after lapse of time, the giving of notice or both and that default continues.

     If any payment or distribution of our assets occurs upon our dissolution, winding-up, liquidation or reorganization, we may not pay the principal of or interest or premium on the subordinated debt securities until we have made such payments in full to the holders of all senior indebtedness. If such dissolution, winding-up, liquidation or reorganization occurs and the holders of the subordinated debt securities receive a payment or distribution, then they must turn that payment or distribution over to the holders of the senior indebtedness or a trustee for the benefit of the senior indebtedness holders. Because of this subordination, if an insolvency occurs, holders of the subordinated debt securities may recover less, proportionately, than holders of senior debt and our general unsecured creditors.

CONVERSION

     The terms, if any, on which debt securities are convertible into our common stock will be set forth in the prospectus supplement for that series of debt securities. These terms will include:

     - the conversion price,

     - the conversion period,

     - provision as to whether conversion will be at our option or at the option of the holder,

     - the events requiring an adjustment of the conversion price, and

     - provisions affecting conversion in the event of the redemption of such series of debt securities.

REGISTERED GLOBAL SECURITIES

     Unless otherwise specified in the applicable prospectus supplement, DTC will act as securities depositary for the debt securities. The debt securities will be issued only as registered global securities registered in the name of DTC's nominee, which we expect will be Cede & Co. We will issue one or more registered global securities for the debt securities representing the aggregate principal amount of that series of debt securities and will deposit the registered global securities with DTC.

     The description of book-entry procedures in this prospectus includes summaries of certain rules and operating procedures of DTC that affect transfers of interests in the registered global securities issued in connection with sales of debt securities made pursuant to this prospectus. The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the DTC settlement system and are subject to change from time to time.

     We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC holds securities that its participants (the "direct participants") deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (the "indirect participants," and together with the direct participants, the "participants").

     Purchases of securities within DTC's system must be made by or through direct participants. The direct participants receive a credit for the securities on DTC's records. The ownership interest of the actual purchaser of each security (a "beneficial owner") is in turn recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. However, beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in debt securities except in the event that use of the book-entry system for the debt securities is discontinued.

     To facilitate subsequent transfers of the debt securities, all securities deposited by direct participants with DTC are registered in the name of a nominee of DTC. The deposit of debt securities with DTC and their registration in the name of the nominee do not change the beneficial ownership of the securities. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as DTC or its nominee is the registered holder of the registered global security, DTC or its nominee will be considered the sole owner and holder of the debt securities represented by the registered global security for all purposes under the indenture and the debt securities. Except in limited circumstances, beneficial owners will not be entitled to have any portions of the registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form and will not be considered the owners or holders of the registered global security (or any debt securities represented thereby) under the indenture or the debt securities.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a registered global security to those persons may be limited. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a beneficial owner to pledge their interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of their interests, may be affected by the lack of a physical certificate evidencing their interests.

     DTC will send notices and other communications to its direct participants; direct participants will send these communications to indirect participants. The direct participants and indirect participants will send notices and other communications to beneficial owners pursuant to arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     We will send any redemption notices to the nominee of DTC. If less than all of the debt securities of a particular series are being redeemed, DTC will determine in accordance with its procedures the amount of the interest of each direct participant in the particular series to be redeemed.

     Neither DTC nor its nominee will consent or vote with respect to any debt securities. Under its usual procedures, DTC mails an omnibus proxy to its direct participants as soon as possible after the applicable record date. The omnibus proxy assigns the nominee's consenting or voting rights to those direct participants to whose accounts the applicable securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal, premium, if any, and interest payments on the debt securities will be made to DTC or its nominee. We expect that DTC will credit direct participants' accounts on the relevant payment date upon DTC's receipt of funds in accordance with the respective holdings shown on DTC's records. We expect that payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name". These payments will be the responsibility of the participant and not of DTC, any underwriters, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions and other amounts to DTC is the responsibility of the trustee. DTC is responsible for disbursing those payments to the direct participants. The direct and indirect participants are responsible for disbursing payments to the beneficial owners. We will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     Interests in the registered global security will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to us and the trustee. In the event that a successor securities depositary is not obtained, definitive debt securities certificates representing the debt securities will be required to be printed and delivered.

     We will not have any responsibility or obligation to participants or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the debt securities, or with respect to payments to or providing of notice for the participants or the beneficial owners.

     So long as DTC's nominee is the registered owner of the debt securities, references herein to a holder of the debt securities means DTC or its nominee and not the beneficial owners of the debt securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. Neither we, the trustees nor the underwriters, dealers or agents, if any, take responsibility for the accuracy or completeness of this description.

CERTAIN COVENANTS

     Except as specified below or in the applicable prospectus supplement, the following covenants apply to all series of senior debt securities.

     Restrictions on Liens. The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, create or incur any Lien on any shares of stock, indebtedness or other obligations of a Restricted Subsidiary or any Principal Property of ours or of a Restricted Subsidiary, whether those shares of stock, indebtedness or other obligations of a Restricted Subsidiary or Principal Property are owned at the date of such indenture or acquired afterwards, unless we secure or cause the applicable Restricted Subsidiary to secure the outstanding debt securities equally and ratably with (or, at our option, prior to) all indebtedness secured by the particular Lien, so long as the indebtedness is so secured. This covenant does not apply in the case of:

     (a) the creation of any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of such indenture (including acquisitions by way of merger or consolidation) by us or a Restricted Subsidiary, contemporaneously with that acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price, or the assumption of any Lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of such indenture existing at the time of the acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption of that
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

         Lien, provided that every Lien referred to in this clause will attach only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements on that Principal Property;

     (b) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing on the date of such indenture;

     (c) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of us or any Restricted Subsidiary;

     (d) any Lien on any Principal Property being constructed or improved securing loans to finance the construction or improvements of that property;

     (e) any Lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations, including, without limitation, industrial revenue bonds and similar financings;

     (f) any mechanics', materialmen's, carriers' or other similar Liens arising in the ordinary course of business with respect to obligations that are not yet due or that are being contested in good faith;

     (g) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property for taxes, assessments or governmental charges or levies not yet delinquent, or already delinquent but the validity of which is being contested in good faith;

     (h) any Lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property arising in connection with legal proceedings being contested in good faith, including any judgment Lien so long as execution on the Lien is stayed;

     (i) any landlord's Lien on fixtures located on premises leased by us or a Restricted Subsidiary in the ordinary course of business, and tenants' rights under leases, easements and similar Liens not materially impairing the use or value of the property involved;

     (j) any Lien arising by reason of deposits necessary to qualify us or any Restricted Subsidiary to conduct business, maintain self-insurance, or obtain the benefit of, or comply with, any law;

     (k) Liens on our current assets to secure loans to us that mature within twelve months from their creation and that are made in the ordinary course of business; and

     (l) any renewal of or substitution for any Lien permitted by any of the preceding clauses, provided, in the case of a Lien permitted under clauses (a), (b) or (d), the indebtedness secured is not increased nor the Lien extended to any additional assets. (Section 4.3(a) of senior indenture)

     Notwithstanding the foregoing, we or any Restricted Subsidiary may create or assume Liens in addition to those permitted by the preceding sentence of this paragraph, and renew, extend or replace those Liens, provided that at the time of and after giving effect to the creation, assumption, renewal, extension or replacement, Exempted Debt does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 4.3(b) of senior indenture)

     Restrictions on Sale and Lease-Back Transactions. The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to us or to a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion of that Principal Property, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of that property by the lessee will be discontinued. Notwithstanding the foregoing, we or any Restricted Subsidiary may sell any Principal Property and lease it back for a longer period:

          (a) if we or such applicable Restricted Subsidiary would be entitled, pursuant to the provisions of Section 4.3(a) of the senior indenture, to create a Lien on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding debt securities; or

          (b) if we promptly inform the trustee of the transaction, and we cause an amount equal to the fair value (as determined by resolution of our board of directors) of the property to be applied (1) to the purchase of other property that will constitute Principal Property having a fair value at least equal to the fair value of the property sold, or (2) to the retirement within 120 days after receipt of the proceeds of Funded Debt incurred or assumed by us or a Restricted Subsidiary, including the senior debt securities;

provided, further that, in lieu of applying all of or any part of such net proceeds to such retirement, we may, within 75 days after the sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or debt securities evidencing Funded Debt of ours (which may include the senior debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not yet tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such debt securities or debentures, and an officer's certificate (which will be delivered to the trustee) stating that we elect to deliver or cause to be delivered the debentures or debt securities in lieu of retiring Funded Debt as provided in such indenture.

     If we deliver debentures or debt securities to the trustee and we duly deliver the officer's certificate, the amount of cash that we will be required to apply to the retirement of Funded Debt under this provision of the senior indenture will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of the applicable debentures or debt securities, or, if there are no such redemption prices, the principal amount of those debentures or debt securities. If the applicable debentures or debt securities provide for an amount less than the principal amount to be due and payable upon a declaration of the maturity, then the amount of cash will be reduced by the amount of principal of those debentures or debt securities that would be due and payable as of the date of the application upon a declaration of acceleration of the maturity pursuant to the terms of the indenture pursuant to which those debentures or debt securities were issued. (Section 4.4(a) of senior indenture)

     Notwithstanding the foregoing, we or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted by this paragraph, without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into and giving effect to such sale and lease-back transactions, Exempted Debt does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 4.4(b) of senior indenture)

CERTAIN DEFINITIONS

     The term "Attributable Debt" as defined in the senior indenture means when used in connection with a sale and leaseback transaction referred to above under "-- Certain Covenants -- Restrictions on Sale and Lease-Back Transactions," on any date as of which the amount of Attributable Debt is to be determined, the product of (a) the net proceeds from the sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in the sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of the computation, and the denominator of which is the number of full years of the term of the lease measured from the first day of the term.

     The term "Consolidated Net Tangible Assets" as defined in the senior indenture means total assets after deducting all current liabilities and intangible assets as set forth in our most recent balance sheet and our consolidated Subsidiaries and computed in accordance with GAAP.

     The term "Exempted Debt" as defined in the senior indenture means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

          (a) indebtedness of ours and our Restricted Subsidiaries incurred after the date of such indenture and secured by liens created or assumed or permitted to exist pursuant to Section 4.3(b) of such indenture described above under "--Certain Covenants--Restrictions on Liens"; and

          (b) Attributable Debt of ours and our Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to Section 4.4(b) of such indenture described above under "--Certain Covenants--Restrictions on Sales and Lease-Back Transactions".

     The term "Funded Debt" as defined in the senior indenture means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible at the option of the obligor, beyond one year from the date of its creation.

     The terms "Holder" or "Securityholder" as defined in the applicable indenture mean the registered holder of any debt security with respect to registered securities and the bearer of any unregistered security or any coupon appertaining to it, as the case may be.

     The term "Lien" as defined in the senior indenture means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest in respect of such asset. For the purposes of such indenture, we or any Subsidiary will be deemed to own, subject to a Lien, any asset that we have acquired or hold subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

     The term "Original Issue Discount Security" as defined in the applicable indenture means any debt security that provides for an amount less than the principal amount of a particular security to be due and payable upon a declaration of acceleration of the maturity of that security pursuant to Section
6.2 of such indenture.

     The term "Principal Property" as defined in the senior indenture means any manufacturing or processing plant or warehouse owned at the date of such indenture or acquired after that date by us or any of our Restricted Subsidiaries which is located within the United States and the gross book value of which (including related land and improvements and all machinery and equipment without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 2 percent of Consolidated Net Tangible Assets, other than:

          (a) any manufacturing or processing plant or warehouse or any portion of the same (together with the land on which it is erected and fixtures that are a part of that land) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments or any successor laws or under any other similar statute of the United States);

          (b) any property which in the opinion of our board of directors is not of material importance to the total business conducted by us as an entirety; or

          (c) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     The term "Restricted Subsidiary" as defined in the applicable indenture means a Subsidiary of ours (a) of which substantially all the property is located, or substantially all the business is carried on, within the United States, and (b) which owns Principal Property; provided, however, that any Subsidiary may be declared a Restricted Subsidiary by board resolution, effective as of the date such board resolution is adopted; provided further, that any such declaration may be rescinded by further board resolution, effective as of the date that further board resolution is adopted.

     The term "Senior Indebtedness" as defined in the subordinated indenture shall mean (a) the principal of, premium, if any, and interest on all indebtedness, whether outstanding on the date of the subordinated indenture as originally executed or thereafter created or incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is not superior in right of payment to the subordinated debt securities; and (b) any amendments, modifications, deferrals, renewals or extensions of any such Senior Indebtedness, or debentures, notes or other evidences of indebtedness issued in exchange for any such Senior Indebtedness; provided, however, that Senior Indebtedness shall not be deemed to include (i) indebtedness which constitutes subordinated indebtedness and (ii) any other debt securities issued pursuant to the subordinated indenture.

     The term "Subsidiary" as defined in the applicable indenture means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by that person and one or more other Subsidiaries of that person.

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

     Under each indenture, we may not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions) to, any person (other than a consolidation with or merger with or into a Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any person to merge with or into us unless (a) either
(1) we will be the continuing person or (2) the person (if other than ourselves) formed by the consolidation or into which we are merged or that acquired or leased such property and assets of ours will be a corporation organized and validly existing under the laws of the United States of America or any of its jurisdictions and will expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations on all of the debt securities under such indenture, and we will have delivered to the trustee an opinion of counsel stating that the consolidation, merger or transfer and the supplemental indenture complies with such indenture and that all conditions precedent provided for in such indenture relating to the transaction have been complied with and that the supplemental indenture constitutes a legal, valid and binding obligation of ours or the successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (b) an officer's certificate to the effect that immediately after giving effect to such transaction, no default will have occurred and be continuing and an opinion of counsel as to the matters set forth in clause (a) will have been delivered to the trustee. (Section 5.1)

EVENTS OF DEFAULT

     Events of default defined in the indentures with respect to the debt securities of any series are:

     (a) we default in the payment of the principal of any debt securities of a series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

     (b) we default in the payment of interest on any debt securities of a series when the same becomes due and payable, and that default continues for a period of 30 days;

     (c) we default in the performance of or breach any other covenant or agreement of ours in the applicable indenture with respect to the debt securities of a series and that default or breach continues for a period of 30 consecutive days (or, in the case of the subordinated indenture, 60 consecutive days) after written notice to us by the trustee or to us and the trustee by the Holders of 25 percent or more in aggregate principal amount of the debt securities of all series affected thereby;

     (d) an involuntary case or other proceeding is commenced against us or any Restricted Subsidiary with respect to our debts or our Restricted Subsidiary's debts under any bankruptcy, insolvency or other similar law now or in the future in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official relating to us or a substantial part of our property, and the involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against us or any Restricted Subsidiary under the federal bankruptcy laws as now or in the future in effect;

     (e) we or any Restricted Subsidiary (1) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or in the future in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (2) consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of us or any Restricted Subsidiary or for all or substantially all of our property and assets or any Restricted Subsidiary's property and assets or (3) effect any general assignment for the benefit of creditors; and

     (f) any other event of default established with respect to any series of debt securities issued pursuant to the applicable indenture occurs. (Section 6.1)

     The indentures provide that if an event of default described in clauses (a) or (b) above, with respect to the debt securities of any series then outstanding, occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which has already become due and payable, either the trustee or the Holders of not less than 25 percent in aggregate principal amount of the debt securities of any such affected series then outstanding under the applicable indenture (each series being treated as a separate class) by notice in writing to us (and to the trustee if given by Securityholders), may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, the applicable portion of the principal amount as may be specified in the terms of the particular series established pursuant to that indenture) of all debt securities of the affected series, and the interest accrued on that series, if any, to be due and payable immediately, and upon any such declaration the same will become immediately due and payable.

     If an event of default described clauses (c) or (f) above, with respect to the debt securities of one or more but not all series then outstanding, or with respect to the debt securities of all series then outstanding, occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which has already become due and payable, either the trustee or the Holders of not less than 25 percent in aggregate principal amount (or, if the debt securities of any such series are Original Issue Discount Securities, the amount of which is accelerable as described in this paragraph) of the debt securities of all the affected series then outstanding under the applicable indenture (treated as a single class) by notice in writing to us (and to the trustee if given by Securityholders) may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of all the affected series, and the interest accrued on those series, if any, to be due and payable immediately, and upon any such declaration the same will become immediately due and payable.

     If an event of default described in clauses (d) or (e) above occurs and is continuing, then the principal amount (or, if any debt securities are Original Issue Discount Securities, the portion of the principal as may be specified in the terms of that series) of all the debt securities then outstanding and interest accrued on those debt securities, if any, will be and become immediately due and payable without any notice or other action by any Holder or the trustee to the full extent permitted by applicable law.

     Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal of the then outstanding debt securities of all series that have been accelerated, voting as a single class. (Section 6.2)

TRUSTEE'S RIGHTS

     The indentures contain a provision under which, subject to the duty of the trustee during a default to act with the required standard of care:

     (a) the trustee may rely and will be protected in acting or refraining from acting upon any resolution, certificate, officer's certificate, opinion of counsel, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence or indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person or persons, and the trustee need not investigate any fact or matter stated in the document, but the trustee, in its discretion, may make any further inquiry or investigation into any facts or matters as it may see fit;

     (b) before the trustee acts or refrains from acting, it may require an officer's certificate and/or an opinion of counsel, which will conform to the requirements of the applicable indenture, and the trustee will not be liable for any action it takes or omits to take in good faith in reliance on that certificate or opinion; subject to the terms of such indenture, whenever in the administration of the trusts of such indenture the trustee deems it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action under such indenture, that matter (unless other evidence in respect thereof be specifically prescribed in such indenture) may, in the absence of negligence or bad faith on the part of the trustee, be deemed to be conclusively proved and established by an officer's certificate delivered to the trustee, and that certificate, in the absence of negligence or bad faith on the part of the trustee, will be full warrant to the trustee for any action taken, suffered or omitted by it under the provisions of such indenture upon the faith of the officer's certificate;

     (c) the trustee may act through its attorneys and agents not regularly in its employ and will not be responsible for the misconduct or negligence of any agent or attorney appointed with due care by it under the applicable indenture;

     (d) any request, direction, order or demand of us mentioned in the applicable indenture will be sufficiently evidenced by an officer's certificate (unless other evidence is specifically prescribed in such indenture); and any board resolution may be evidenced to the trustee by a copy of the resolution certified by our Secretary or an Assistant Secretary;

     (e) the trustee will be under no obligation to exercise any of the rights or powers vested in it by the applicable indenture at the request, order or direction of any of the Holders, unless the Holders have offered the trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with the request or direction;

     (f) the trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders in accordance with the applicable indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee, under such indenture;

     (g) the trustee may consult with counsel, and the written advice of its counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it under the applicable indenture in good faith and in reliance on that opinion of counsel; and

     (h) prior to the occurrence of an event of default under each indenture and after the curing or waiving of all events of default, the trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, officer's certificate, opinion of counsel, board resolution, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the trustee, in its discretion, may make any further inquiry or investigation into any facts or matters as it may see fit and, if the trustee decides to make such further inquiry or investigation, it will be entitled to examine, during normal business hours and upon prior written notice, our books, records and premises, personally or by agent or attorney. (Section 7.2)

     Subject to various provisions in the indentures, the Holders of at least a majority in principal amount (or, if the debt securities are Original Issue Discount Securities, such portion of the principal as is then accelerable under the applicable indenture) of the applicable outstanding debt securities of all series affected (voting as a single class) by notice to the trustee, may waive, on behalf of the Holders of all the debt securities of that series, an existing default or event of default with respect to such debt securities of that series and its consequences, except a default in the payment of principal of or interest on any debt security as specified in clauses of the "Events of Default" section above or in respect of a covenant or provision of such indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security affected by the default. Upon any waiver, the default will cease to exist, and any event of default with respect to the debt securities of that series will be deemed to have been cured, for every purpose of such indenture. However, no waiver will extend to any subsequent or other default or event of default or impair any right in relation to any subsequent or other default or event of default. (Section 6.4)

     Subject to provisions in the indentures for the indemnification of the trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any debt securities are Original Issue Discount Securities, the portion of the principal as is then accelerable under the applicable indenture) of the applicable outstanding debt securities of all series affected (voting as a single class), may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series by such indenture, provided that the trustee may refuse to follow any direction that conflicts with law or such indenture that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction; and provided, further that the trustee may take any other action it deems proper that is not inconsistent with any directions received from such Holders of debt securities pursuant to such indenture. (Section 6.5)

     The indentures provide that no Holder of any applicable debt securities of any series may institute any proceeding, judicial or otherwise, with respect to the applicable indenture or the debt securities of that series, or for the appointment of a receiver or trustee, or for any other remedy under the indentures, unless:

     (a) such Holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

     (b) such Holders of at least 25 percent in aggregate principal amount of applicable outstanding debt securities of the affected series have made written request to the trustee to institute proceedings in respect of the event of default in its own name as trustee under such indenture;

     (c) the Holder or Holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with the request;

     (d) the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

     (e) during the 60-day period, the Holders of a majority in aggregate principal amount of the applicable outstanding debt securities of the affected series have not given the trustee a direction that is inconsistent with such written request. A Holder may not use such indenture to prejudice the rights of another Holder or to obtain a preference or priority over any other Holder. (Section 6.6)

     The indentures contain a covenant that we will file with the trustee, within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports that we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. (Section 4.6)

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     Each indenture provides with respect to each series of applicable debt securities that, except as otherwise provided in this paragraph, we may terminate our obligations under such debt securities of a series and the applicable indenture with respect to debt securities of that series if:

          (a) all debt securities of that series previously authenticated and delivered, with certain exceptions, have been delivered to the trustee for cancellation, and we have paid all sums payable by us under such indenture with respect to that series; or

          (b) (1) the debt securities of that series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption;

          (2) we irrevocably deposit in trust with the trustee, as trust funds solely for the benefit of the Holders of those debt securities, for that purpose, money or U.S. Government obligations or a combination of money or U.S. Government obligations sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of that series to maturity or redemption, as the case may be, and to pay all other sums payable by us under such indenture; and

          (3) we deliver to the trustee an officer's certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of that series have been complied with.

     With respect to the foregoing clause (a), only our obligations to compensate and indemnify the trustee will survive. With respect to the foregoing clause (b), only our obligations to execute and deliver debt securities of that series for authentication, to set the terms of the debt securities of that series, to maintain an office or agency in respect of the debt securities of that series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of that series, to deliver debt securities of that series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and our right to recover excess money held by the trustee will survive until those debt securities are no longer outstanding. Thereafter, only our obligations to compensate and indemnify the trustee and its right to recover excess money held by the trustee will survive. (Section 8.1)

     Each indenture provides that, except as otherwise provided in this paragraph, we:

          (a) will be deemed to have paid and will be discharged from any and all obligation, in respect of the debt securities of any series, and the provisions of such indenture will no longer be in effect with respect to the debt securities of that series (a "legal defeasance"); and

          (b) may omit to comply with any specific covenant relating to such series provided for in a board resolution or supplemental indenture or officer's certificate that may by its terms be defeased pursuant to the applicable indenture (or any term, provision or condition of the senior indenture described above under "-- Certain Covenants", in the case of the senior indenture) and our omission will be deemed not to be an event of default under clauses (c) and (f) under "Events of Default" above with respect to the outstanding debt securities of a series (a "covenant defeasance");

provided that the following conditions will have been satisfied:

          (a) we have irrevocably deposited in trust with the trustee as trust funds solely for the benefit of the Holders of the debt securities of that series, for payment of the principal of and interest on those debt securities, money or U.S. Government obligations or a combination of the foregoing sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect of those payments payable by the trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be;

          (b) our deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which we are a party or by which we are bound;

          (c) no default with respect to those debt securities will have occurred and be continuing on the date of the deposit;

          (d) we will have delivered to the trustee an opinion of counsel that the Holders of the debt securities of that series have a valid security interest in the trust funds subject to no prior liens under such Uniform Commercial Code; and

          (e) we will have delivered to the trustee an officer's certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with.

     In the case of a legal defeasance, we will have delivered to the trustee an opinion of counsel (based on a change in law) or a ruling directed to the trustee from the United States Internal Revenue Service that the Holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under this provision of the applicable indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as could have been the case if the deposit and defeasance had not occurred, or an instrument, in form reasonably satisfactory to the trustee, where we, notwithstanding a legal defeasance of our indebtedness in respect of debt securities of any series, or any portion of the principal amount thereof, will assume the obligation which will be absolute and unconditional) to irrevocably deposit with the trustee any additional sums of money or additional U.S. Government obligations or any combination of money or U.S. Government obligations, at such time or times as necessary, together with the money and/or U.S. Government obligations so deposited, to pay when due the principal of and premium, if any, and interest due and to become due on the applicable debt securities; provided, however, that the instrument may state that our obligation to make additional deposits as aforesaid will be subject to the delivery to us by the trustee of a notice asserting the deficiency accompanied by an opinion of an independent public accountant of nationally recognized standing selected by the trustee, showing the applicable calculation.

     Subsequent to a legal defeasance, our obligations to execute and deliver debt securities of that series for authentication, to set the terms of the debt securities of that series, to maintain an office or agency in respect of the debt securities of that series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of that series, to deliver debt securities of that series for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and our right to recover excess money held by the trustee will survive until those debt securities are no longer outstanding. After those debt securities are no longer outstanding, in the case of a legal defeasance, only our obligations to compensate and indemnify the trustee and our right to recover excess money held by the trustee will survive. (Sections 8.2 and 8.3)

MODIFICATION OF THE INDENTURE

     Each indenture provides that we and the trustee may amend or supplement such indenture or the applicable debt securities of any series without notice to or the consent of any Holder:

     (a) to cure any ambiguity, defect or inconsistency in such indenture, provided that such amendments or supplements do not materially and adversely affect the interests of the Holders;

     (b) to comply with Article 5 (which relates to the covenant discussed under "-- Restrictions on Mergers and Sales of Assets") of such indenture;

     (c) to comply with any requirements of the SEC in connection with the qualification of such indenture under the Trust Indenture Act;

     (d) to evidence and provide for the acceptance of appointment under such indenture with respect to the debt securities of any or all series by a successor trustee;

     (e) to establish the form or forms or terms of debt securities of any series or of the coupons appertaining to such debt securities as permitted under such indenture;

     (f) to provide for uncertificated or unregistered debt securities and to make all appropriate changes for such purpose;

     (g) to change or eliminate any provisions of such indenture with respect to all or any series of the debt securities not then outstanding (and, if the change is applicable to fewer than all those series of the applicable debt securities, specifying the series to which the change is applicable), and to specify the rights and remedies of the trustee and the Holders of those debt securities; and

     (h) to make any change that does not materially and adversely affect the rights of any Holder. (Section 9.1)

     Each indenture also contains provisions that allow us and the trustee, subject to certain conditions, without prior notice to any Holders, to amend such indenture and the outstanding debt securities of any series with the written consent of the Holders of a majority in aggregate principal amount of the applicable debt securities then outstanding of all series affected by such supplemental indenture (all such series voting as one class). The Holders of a majority in aggregate principal amount of the applicable outstanding debt securities of all series affected (all such series voting as one class) by written notice to the trustee may waive future compliance by us with any provision of such indenture or the debt securities of that series. Notwithstanding the foregoing provisions, without the consent of each applicable Holder affected, an amendment or waiver, including a waiver pursuant to Section
6.4 of such indenture, may not:

     (a) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, the Holder's debt security or reduce the principal amount or the rate of interest of that debt security (including any amount in respect of original issue discount), or any premium payable with respect to that debt security, or adversely affect the rights of that Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of that Holder, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon the acceleration of the maturity of that debt security or any amount provable in bankruptcy, or change any place of payment where, or the currency in which, any debt security or any premium or the interest on that debt security is payable, or impair the right to institute suit for the enforcement of any payment on or after the due date of that payment;

     (b) reduce the percentage in principal amount of outstanding debt securities of the relevant series the consent of whose Holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of such indenture or certain defaults and their consequences provided for therein;

     (c) waive a default in the payment of principal of or interest on any applicable debt security of a Holder; or

     (d) modify any of the provisions of such indenture governing supplemental indentures with the consent of Securityholders, except to increase the percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of the Holder of each outstanding debt security affected by the modification.

     A supplemental indenture which changes or eliminates any covenant or other provision of the applicable indenture which has expressly been included solely for the benefit of one or more particular series of debt securities, or which modifies the rights of Holders of applicable debt securities of that series with respect to that covenant or provision, will be deemed not to affect the rights under such indenture of the Holders of debt securities of any other series or of the coupons appertaining to those debt securities. It will not be necessary for the consent of any Holder under such indenture to approve the particular form of any proposed amendment, supplement or waiver, but it will be sufficient if the consent approves the substance of the amendment, supplement or waiver. After an amendment, supplement or waiver under such indenture becomes effective, we or, at our request, the trustee will give to the affected Holders a notice briefly describing the amendment, supplement or waiver. We or, at our request, the trustee will mail supplemental indentures to Holders upon request. Any failure of us to mail such notice, or any defect in the notice, will not, however, in any way impair or affect the validity of any supplemental indenture or waiver. (Section 9.2)

INFORMATION CONCERNING THE TRUSTEE

     An affiliate of The Bank of New York participates as a lender under certain of our credit agreements.

                          DESCRIPTION OF CAPITAL STOCK

     We have authority to issue 160,000,000 shares of common stock, par value $1.00 per share and 2,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2000, we had outstanding 103,741,595 shares of common stock and no shares of preferred stock. Our board of directors has authority, without action by our shareholders, to issue authorized and unissued shares of preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preference as to dividends and in liquidation, conversion, redemption and other rights of each series.

     The following is a brief summary of the voting, dividend, liquidation and certain other rights of the holders of the capital stock as set forth in our by-laws and Restated Certificate of Incorporation, copies of which are filed with the Commission.

COMMON STOCK

     Voting Rights-Noncumulative Voting. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board of directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

     Our Restated Certificate of Incorporation requires the affirmative vote of 90% of our outstanding shares of common stock to authorize certain mergers, sales of assets, corporate reorganizations and other transactions in the event that any person or entity acquires 30% or more of our outstanding common stock.

     Dividends; Restriction on Payment of Dividends. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available for the purpose and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of Arrow, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis the remaining assets of Arrow available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

     In addition, the terms of our second amended and restated credit agreement, as amended, and our amended and restated 364-day credit agreement require that consolidated total debt, consolidated net worth, and the ratio of earnings to cash interest expense be maintained at certain designated levels.

     All outstanding shares of common stock are fully paid and not liable to further calls or assessment by us.

PREFERRED STOCK

     Our board of directors is authorized, without further vote or action by the holders of our common stock, to issue by resolution an aggregate of 2,000,000 shares of preferred stock. These shares of preferred stock may be issued in one or more series as established from time to time by our board of directors. Our board also is authorized to fix the number of shares and the designation or title of each series of preferred stock prior to the issuance of any shares of that series. Regarding each class or series of preferred stock, our board will fix the voting powers which may be full or limited, or there may be no voting powers. Our board will also determine the preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions, of each series of preferred stock. Our board is further authorized to increase or decrease the number

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of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of the class or series then outstanding.

     No shares of preferred stock are presently outstanding and we have no plans to issue a new series of preferred stock. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of the holders of common stock until our board of directors determines the specific terms, rights and preferences of a series of preferred stock. However, possible effects might include restricting dividends on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of the common stock without further action by holders of common stock. In addition, under some circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, which could thereby depress the market price of our common stock.

RIGHTS AGREEMENT

     In March 1988, we paid a dividend of one preferred share purchase right on each outstanding share of common stock pursuant to a rights agreement. Each right entitles the holder to purchase from us one one-hundredth of a share of participating stock, $1.00 par value, for a price of $50, subject to adjustment. Although the rights are not intended to prevent a takeover of Arrow at a full and fair price, they may have certain anti-takeover effects. They may deter an attempt to acquire Arrow in a manner which seeks to deprive our shareholders of the full and fair value of their investment and may deter attempts by significant shareholders to take advantage of Arrow and its shareholders through certain self-dealing transactions. The rights may cause substantial dilution to a person or group that acquires or attempts to acquire Arrow without the rights being redeemed by the board of directors. Accordingly, the rights should encourage any potential acquirer to negotiate with our board of directors. Unless approval is first obtained from our board of directors, the rights may deter transactions, including tender offers, which the majority of shareholders may believe are beneficial to them.

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                            DESCRIPTION OF WARRANTS

     We have described below the general terms and provisions of the debt warrants and equity warrants to which a prospectus supplement may relate. We will describe the particular terms of any debt warrants and equity warrants offered by any prospectus supplement in the prospectus supplement relating to such debt warrants or equity warrants.

GENERAL

     We may issue debt warrants and equity warrants, evidenced by warrant certificates under a warrant agreement, independently or together with any debt securities, preferred stock or common stock. The warrants may be transferable with or separate from such securities. If we offer debt warrants, the applicable prospectus supplement will describe the terms of the debt warrants, including the following: (i) the offering price, if any, including the currency, or currency unit in which such price will be payable; (ii) the designation, aggregate principal amount and terms of the offered debt securities with which the debt warrants are issued and the number of debt warrants issued with each such offered debt security; (iii) if applicable, the date on or after which the debt warrants and the related offered debt securities will be separately transferable; (iv) the designation, aggregate principal amount and terms of debt securities purchasable upon exercise of one debt warrant and the price or prices at which, and the currency, or currency unit in which such principal amount of debt securities may be purchased upon exercise; (v) the date on which the right to exercise the debt warrants commences and the date on which such right expires; (vi) any U.S. Federal income tax consequences; (vii) whether the debt warrants represented by the warrant certificates will be issued in registered or bearer form or both; and (viii) any other material terms of the debt warrants. If we offer equity warrants, the applicable prospectus supplement will describe the terms of the equity warrants, including the following: (i) the offering price, if any, including the currency or currency unit in which such price will be payable; (ii) the designation of any series of preferred stock purchasable upon exercise of the equity warrants; (iii) the number of shares of preferred stock or common stock purchasable upon exercise of one equity warrant, and the price or prices at which, and the currency, or currency unit in which such shares may be purchased upon exercise; (iv) the date on which the right to exercise the equity warrants and the date on which such right expires; (v) any U.S. Federal income tax consequences; (vi) whether the equity warrants represented by the warrant certificate will be issued in registered or bearer form or both; (vii) whether the equity warrants or the underlying preferred stock or common stock will be listed on any national securities exchange; and
(viii) any other material terms of the equity warrants. In addition, if we sell any debt warrants or equity warrants for any foreign currency or currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue will be specified in the applicable prospectus supplement.

     Warrant certificates, if any, may be exchanged for new warrant certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the warrant agent, which will be listed in the applicable prospectus supplement, or at such other office as may be set forth therein. Warrantholders do not have any of the rights of holders of debt securities (except to the extent that the consent of warrantholders may be required for certain modifications of the terms of the indenture under which the series of offered debt securities issuable upon exercise of the warrants to be issued) or preferred or common stockholders and are not entitled to payments of principal and interest, if any, on debt securities or to dividends or other distributions made with respect to preferred stock or common stock.

     Warrants may be exercised by surrendering the warrant certificate, if any, at the corporate trust office or other designated office of the warrant agent, with (i) the form of election to purchase on the reverse side of the warrant certificate, if any, properly completed and executed, and (ii) payment in full of the exercise price, as set forth in the applicable prospectus supplement. Upon exercise of warrants, the warrant agent will, as soon as practicable, deliver the debt securities, preferred stock or common stock issuable upon the exercise of the warrants in authorized
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denominations in accordance with the instructions of the exercise warrantholder and at the sole cost and risk of such holder. If less than all of the warrants evidenced by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of unexercised warrants, if sufficient time exists prior to the expiration date.

                              PLAN OF DISTRIBUTION

GENERAL

     Any of the securities offered hereby may be sold in any one or more of the following ways from time to time:

     - to or through underwriters;

     - through dealers;

     - directly to other purchasers; or

     - through agents.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters may receive compensation from us or purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any person who may be deemed to be an underwriter will be identified, and the compensation received from us will be described, in the prospectus supplement.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if those securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     Except for our common stock, all securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in those securities, but the underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any of our securities.

     Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against or contribution toward certain liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which those types of contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to our approval. The obligations of any purchaser under any of those types of contracts will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of any jurisdiction to which the purchaser is subject. The underwriters and agents will not have any responsibility in respect of the validity or performance of those contracts.

                             VALIDITY OF SECURITIES

     The validity of the securities offered by this prospectus will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report dated February 16, 2000 incorporated in this prospectus by reference and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The audited historical financial statements of the Wyle Electronics Group incorporated in this prospectus by reference to Arrow Electronics, Inc's Form 8-K dated September 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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